Exhibit 99.1

AerCap Holdings N.V. Announces Closing of $180m Senior Unsecured Revolving and Term Loan Facility

Amsterdam, The Netherlands; October 21, 2013 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has closed a $180m senior unsecured revolving and term loan facility.

The five year unsecured facility comprises a three year revolving period followed by a two year term loan period. The facility was upsized on closing due to oversubscription. A mechanism to increase the size of the facility up to $250m post-closing has also been included.

DBS Bank Ltd. acted as the Mandated Lead Arranger and Bookrunner on the transaction. The facility will be used for general corporate purposes, and provides AerCap committed financing and significant flexibility.

In addition to DBS Bank Ltd., this transaction includes several new lenders for AerCap, including The Bank of East Asia, Land Bank of Taiwan and Taiwan Business Bank, with the syndicate also including Bank of Taiwan, Chang Hwa Commercial Bank, First Commercial Bank, Hua Nan Commercial Bank, Industrial and Commercial Bank of China, and Taiwan Cooperative Bank.

Paul Rofe, Group Treasurer of AerCap said: “We are delighted to close this important new facility led by DBS Bank. The fact that our existing lenders continued to support us, and new lenders joined us, demonstrates the confidence of the banking community in AerCap’s business model and capabilities. This facility further increases our access to well-priced capital, and will be key in helping AerCap execute our strategic objectives going forward.”

The total amount of financing transactions completed in 2013 by AerCap is now $1.9 billion.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616	For Investors: Peter Wortel Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com